Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On June 5, 2000, NiSource posted a video excerpt of its 2000 Annual Stockholders Meeting on its website at www.nisource.com. A transcript of the video excerpt is set forth below.

           TRANSCRIPT OF VIDEO EXCERPT OF NISOURCE ANNUAL MEETING
                                JUNE 5, 2000

   Well, welcome to the revved up NiSource Annual Meeting. Good morning. My name is Gary Neale. I'm Chairman, President and Chief Executive Officer of NiSource. I'm pleased to welcome you to the Capitol Theatre in Columbus for our Company's 2000 Annual Meeting of
   Shareholders. Well, by the way, this is the first time our shareholders meeting has ever been held outside the State of Indiana, so this is a real privilege for us to be here in Columbus.

   With me today on the stage are Stephen Adik, Senior Executive Vice President and Chief Financial Officer, Peter Fazio, General Counsel, and Nina Rausch, Corporate Secretary. The formal business of this meeting is the election of directors, approval of a Merger Agreement that provides for the formation of a new holding company in our acquisition of Columbia Energy Group and for the change in the name of the company to NiSource Inc., and the approval of the Amended and Restated 1994 Long Term Incentive Plan. I will follow an agenda that provides first for the completion of this formal business. In doing so I do not intend to foreclose discussion of any business or affairs of the Company or any proper questions that you may have. There will be ample time for this following the completion of the formal business. I now call the meeting to order.

   The record date for the determination of shareholders entitled to vote at the meeting was April 27, 2000. A list of the shareholders entitled to vote at this meeting is in this room and may be inspected by any shareholder who desires to do so. The Board of Directors has appointed a Proxy Committee consisting of myself and Steve Adik who is present at this meeting. Patrick Condon, a partner in the firm of Arthur Andersen, the Corporation's independent public accountants, is also present at the meeting and will be available to respond to appropriate questions. Pat, would you please stand? Thanks. I've appointed Arthur Paquin, Francis Girot and Gary Pottorff as Judges of Election. Voting will be by written ballot.

   Arthur, we're missing the numbers here on page four. Would you read off the numbers, please?

   The Judges of Election report that more than 99,000,000 shares representing approximately 79% of the 121,058,468 outstanding common shares entitled to vote at this meeting are represented at this meeting. A quorum is therefore present. The Corporation's nominees for directors as well as directors whose terms expire in later years are identified in the Proxy Statement. I'd like to introduce them at this time.

   First I'll introduce those directors whose terms extend beyond the date of this meeting. The directors whose terms expire in 2001 are Steven C. Beering, President of Purdue University. Dr. Beering is traveling in Europe today and could not be with us.

   Dennis E. Foster, Vice Chairman of ALL-TEL Corporation. Dennis, will you stand?

   James T. Morris, Chairman, Chief Executive Officer and President of IWC Resources. Mr. Morris is in Brazil right now representing the U.S. Olympic Committee.

   Carolyn Y. Woo, Gillen Dean and Siegfried Professor of Management at the University of Notre Dame, College of Business Administration.

   The directors whose terms expire in 2002 are:

   Ian M. Rolland, retired Chairman and Chief Executive Officer of Lincoln National Corporation.

   John W. Thompson, Chairman, President and Chief Executive Officer of Symantec Corporation.

   Roger A. Young, Chairman of the Board, Bay States Company.

   The nominees for terms to expire in 2003 are:

   Arthur J. Decio, Chairman of the Board of Skyline Corporation. Arthur was flying in this morning and had some aircraft problems so I don't know whether he'll make it yet.

   Robert J. Welsh, Chairman and Chief Executive Officer of Welsh, Inc. and myself. Thank you.

   The Proxy Committee has delivered its valid voting shares in accordance with proxies it has received. Any shareholder who has not voted or wants to, or who has given us a proxy and wishes to change his or her vote, who wants to vote in person on any of the matters to be voted upon, should raise his or her hand, and the shareholder will be given a ballot for that purpose.

   We have received proxies which vote in excess of 96.9 million shares or approximately 79% of the outstanding shares in favor of the election of each of the Corporation's nomination for Director.
   Arthur Decio, Robert Welsh and myself.

   The next item of business is the approval of the Merger Agreement that provides for the formation of a new holding company in our acquisition of Columbia Energy Group and for the change of the name of the company to NiSource Inc. We've received proxies which vote in excess of 79.6 million shares or approximately 65% of the outstanding shares in favor of the approval of the proposal.

   Final item of business is the approval of the Amended and Restated 1994 Long Term Incentive Plan, a copy of which was attached to Annex VI to the Proxy Statement. We received proxy votes in excess of 66.6 million shares or approximately 55% of the outstanding shares in favor of the approval of that Plan.

   The voting is completed. I declare the nominees of the Corporation have been elected Directors, that approval has been granted to approve the Merger Agreement that provides for the formation of a new holding company in our acquisition of Columbia Energy Group and the change of the name of that corporation to NiSource Inc. and that the approval has been granted to amend the 1994 Long Term Incentive Plan. The certificates of the Judges of Election with respect to the shareholders represented at the meeting and to the matters voted upon in this meeting will be filed with the records of this meeting. The shares voted today in person or by proxy other than by the Corporation's Proxy Committee will be recorded and reflected in the minutes of the meeting. There being no further business to come before this meeting, the formal portion of this meeting is adjourned.

                                   *  *  *

   Before opening the meeting for discussion, I would like to take this opportunity to make a few remarks which may anticipate some of your questions.

   This is really an exciting day for me, for our Board of Directors and for the entire management team at NiSource and many of the Columbia Gas of Ohio people that are here today. I think it's an exciting time for us because what we've done in this millennium year -- if you think about it -- we've brought together two very strong companies with very proud histories and we're creating a new energy competitor in a marketplace that's changing very, very rapidly. Today's vote is a transforming transaction for your corporation, we believe. We're moving from a strong state player to a super regional player. We'll try to explain that as we go along. We're leveraging our regulatory legacy, our ability to operate well in a regulated environment into what we think is a premier energy competitor in a new market place. What we're doing in fact then is creating a new company. Creating a new future for this Company. A future which changes the way we look at things. It's a future that means we are looking forward now and not back and I think you'll see it from a lot of my discussions this morning. It's a forward-looking company now and not a company that looks back and says "what was the weather last year" or "what happened to the regulatory bodies," or something like that. We're trying to build a future. We're trying to create a strong platform for growth for our shareholders. We're trying to survive as a corporation. The

   New NiSource is creating today what we think the energy company is going to be tomorrow. This is based on a strategy that was established over three years ago when we said we need to build tomorrow. We need to change this corporation from what it was at that point to what it needs to be in order to survive. And it's based on this asset value chain position. What we talk about is in the center of this value chain is commodity distribution. That's what we're all about. That's what we're good at. We're good at managing regulated utilities and so is Columbia Energy. We know how to do that. We know how to make money doing that. We know how to grow customers. We know how to provide the low risk and good returns to our shareholders. That's what this business is all about. If you extend from those commodities distributions you can see the opportunities that we have for the future. Upstream we move into the wholesale business where we have 19,000 miles of pipeline, 700 Bcf of gas storage, the opportunity for marketing services in this industry, gas optionality and electric optionality. In other words, the whole range of products and services that surround the wholesale marketplace and the ability to use your assets differently in this marketplace.

   If you move downstream, you find 4.1 million customers and the opportunity to sell something different to those 4.1 million customers besides just distributing the gas commodity. Over here we're talking about cogeneration. Here, we're talking about a new technology called distributed generation which is a tremendous opportunity which I'd like to spend some time on later. And energy-related products and services and maybe even commodity conversions. Customer products that are needed by the customer. What we're trying to do is through this energy chain we're trying to become a new customer driven company. It looks at the customer and the customer needs and provides those needs and does it in an environment that relatively low risk and a tremendous opportunity. We think the strategy is working. If you look at first quarter of our operations, every component of that link actually provided opportunities for us. Our basic earnings per share went to 64 cents - up 3.2 cents for the quarter. The first quarter earnings improved 15% even though we were 15% warmer than normal. As a matter of fact, we had the warmest winter ever recorded in the history of the Company and I'm sure that was true in Ohio and it certainly was true by the time we got to New England. Gas operations EBIT increased $10 million to $98 million. Electric operations increased $9 million to $82 million. Water operations were up $1.5 million and gas marketing was actually up, increased $6.6 million. So each part of the chain contributed to an increase in the first quarter even though we lost 8 cents to what we call normal weather. So the strategy is working. Having the components in place allows us to withstand the warmest winter on record and still show growth in earnings. With normal weather you can see what this company is capable of and with the consolidation of Columbia Energy and that becomes an even stronger chain.

   The strategy is an extension of the ten years of NIPSCO. It's creating value with low risk and high returns. This is not a high tech company. It is not intended to be. It is not a full retail company. It is a regulated company and we think we're good at running regulated business and in getting positive returns because we have positive relationships with our regulators. We are aggressive in our cost efficiencies. We've been more efficient, I think, than any other company in the industry and closely follows us is what Columbia Energy has done in the last two or three years in their operations also. We know how to do that and we know how to pursue the incentive opportunities. One of the best incentive regulatory strategies that we've seen is right here in Columbia of Ohio in their choice program -
   - their collaborative choice program that they've put together. So, we know how to do this and we think this is a tremendous opportunity.

   Related diversification is leveraging our assets with knowledge-based businesses and that's bringing in very bright people and turning them loose and letting them do their job. That's what this company has been all about and will be all about.

   Also, the integration of existing businesses into a growth market. We decided a long time ago that the best growth market for us as a company was in the gas business. This was just proven in the last six months when we saw reports coming out -- the American Gas Foundation and others -- showing reports that for the next twenty-five years we could expect a 60% growth in the gas market, gas usage in the United States. Now, if you go back to the film where they talked about 40% of that will be consumed in the energy corridor in which we operate, you'll see a tremendous growth opportunity. This is a growth market for us and a growth opportunity. We've created new business opportunities in the growth and that's in asset optionality -- using our assets differently in relation to each other and I'll talk more about that when we get into the wholesale side of the business -- and distributed generation which we think will create a new form of energy company where you'll see gas companies actually actively competing for customer choice in the electric business. So, it's a tremendous opportunity to maintain a strong financial profile and investment grade ratings as a company because you'll see that that's the backbone to this company. We want to create shareholder value not only through dividend growth, but also through appreciation because it is a growth company.

   Now, the strategy says that you first of all have to have a marketplace and you have to define your marketplace. You can't be all things to all people and given our size, even after the merger, we can't operate as a national player, we're just not big enough. But we can operate very effectively in a key piece of geography or a defined market. In our defined market you see there listed, it starts with the NIPSCO properties in Northern Indiana. It starts with pipelines that extend from Chicago into Ohio. It starts with Bay State Gas. It starts with the storage in Texas. And then you say, well, there's lots of room for fill in here. There's lots of opportunities and that's what we sought was the opportunity to fill in that piece of geography. We want to capitalize on the Chicago hub for natural gas.

   Chicago is the cheapest gas in the northern part of the United States because of the number of pipelines that serve the Chicago market.
   They come from Canada, as I'll show you later, they come from the Gulf, and the entire movement of this industry today is to decide how to get cheap Chicago gas to flow east and flow through Ohio all the way to New England. Many companies are looking at it. Very few people have the opportunity. We've just produced that opportunity. There's also what you'll note in that triangle and we'll talk a little bit about it, there is an electric gridlock going on in that particular piece of geography. The electric gridlock is transmission. You heard about the problems -- the summer problems -- in the various areas in the Midwest and the Northeast. A lot of it has to do with the inability to move electricity over the transmission lines. They are overloaded at certain peak times. Now, the chances of us building more high voltage transmission systems are pretty slim so the opportunity is to build generation in the urban areas not try to build generation hundreds of miles away and put it on transmission lines and move it into the urban areas. If you're going to move it into the urban areas, the best way to do it is on the rooftops and in the basements. And that means natural gas because the only fuel that can make that happen is natural gas. So that's why we did Columbia. To fill in this particular piece of geography and what we consider the market. To create a set of assets that we can work in concert and if you look at the concentration there now and the pipeline to the Gulf and the opportunities that we have, it completes the energy corridor connection. It completes the transaction from Chicago all the way to the East. We now have distribution in nine states, 4.1 million customers, 19,000 miles of pipeline, 700 Bcf of storage, near the markets and near supply. As a matter of fact we'll be the largest storage company in North America. There's no asset overlap. This is a true market merger where we're connecting markets together and creating opportunities that didn't exist before. We think we've created here a shareholders' opportunity for growth in a growth market. I want to underscore that. I'll say that more than once before I finish today because we really believe it's important.

   How do we get this growth? Well, we get this growth in three or four different ways. First of all, if you look at the baseline blue section of that graph, that's what we call "base business." That's the opportunity to grow earnings from the baseline businesses. We believe we can grow that six to eight percent per year and that's the history of NIPSCO and NiSource for the last ten years. That's the history of the last two to three years at Columbia Energy. We believe that these businesses have that capability. It's done through being good cost control managers, it's done through providing excellent customer service in the most efficient manner and in growing opportunities in those basic businesses. Those downstream and upstream opportunities that we talked about though are gas optionality, electric optionality and last, but not least, the distributed generation. We think that layering those all on top of the base business gives us the opportunity to grow in the twelve to fifteen percent range and we're certainly shooting for the fifteen percent range. This would certainly be a new energy growth company if we can achieve that and we certainly believe that we can.

   Now, we've had some shareholder comments and I'd like to go through what we consider to be the value creation as a result of the merger. There's always synergies involved and these are the types of synergies we've been talking about at Wall Street because there's no overlap operationally. There's very few people to take out from an operational standpoint so you see the distribution synergies in the five states start about $15 million and build themselves all the way up to $29 million. The transmission moves from $8 million up to $17 million. The biggest savings in this merger will come at the corporate level. We will eliminate one corporate overhead and create a new shared services opportunity from the standpoint of looking at doing one set of services for all companies. So the biggest savings is in the corporate overlap. The integration team is focusing on cost savings and shared benefits and putting in best practices and the best practices we're looking at here in many cases are not necessarily the best practices in our industry but the best practices that can be available for purchasing or for employee benefits or other things that we're doing. So, the savings doubles in a five year period. The opportunity to grow earnings from these synergies alone is significant and we at the same time can maintain the strong safe and reliable local operating headquarters that we had before and the opportunities that we had before.

   The merger is on schedule. We have scheduled completion of the merger in the fourth quarter. This shareholder meeting today, this shareholder vote, moves us a long way toward completion. Columbia will hold their meeting tomorrow -- their shareholder meeting tomorrow. All early indications are that we will find a solid vote in favor of merger there. Ohio stepped out early and approved our merger as far as the SEC is concerned and sent a letter to the SEC approving it. We're getting similar approvals in a variety of states. We filed in Virginia. We expect a hearing in Virginia in the next month. We filed in Kentucky. We expect completion in Kentucky by the end of June. We filed in Pennsylvania. We expect by the end of July in Pennsylvania. So, the merger is on track. On track for a close we think at the end of October or early November. It is similar to the Dominion/CNG model. They completed theirs in nine months and they had to spin off a piece of property in Virginia so believe we can do it. It is on time and we think it will work.

   There have been questions on the financing issues of the merger. The amount of leverage. This is the issue that we see today of how the merger will be paid for and what the actual uses of the funds are.
   The debt financing will be approximately $3 million -- $3 billion -- excuse me -- a big number there -- 52% of the total acquisition, SAILS{SM} will be 2% which are the additives. Asset sales and cash on hand. This will be from sales of particular assets which we consider to be non-core assets, will be $1 billion. We're well on our way to that. Columbia has already announced the sale of LNG and they've announced that propane and their petroleum business will be sold and their electric QFs will be sold. At the same time, NiSource is looking at its non-core assets and we will make decisions on each one of those assets in the next two to three months also. So, we're well on our way to that billion dollars and last but not least, we now believe that the common equity portion of the transaction will reach $1.8 billion or 30%. Early indications from Columbia shareholders are that they will accept the tax-free exchange which can go up to 30% so we're now expecting $1.8 billion. So of the $6.6 billion in sources and uses, which is $6.6 billion, the debt financing is in place and completed at this point and so we feel very confident that this is a transaction that can be carried off and still maintain a credit rating that is investment grade.

   Let me now turn to some of strategy pieces as it relates to the new businesses. First of all, let's look at the retail or the brand strategy that we've tried to establish here because this is important to our future. We've tried to grow a retail footprint and we really believe that local utilities have the best brand names for energy services. The idea was to start with a well known brand which was NIPSCO and NIPSCO started with 700,000 gas customers and about 500,000 electric customers. We've extended that footprint to Bay State, which is Massachusetts, New Hampshire and Maine, and here we increase that footprint by 500,000 customers -- and by the way, of those 500,000 customers, we're still only 45% saturated in that marketplace up there -- so tremendous opportunity for growth. Now we add in the Columbia retail part of the business and we see a footprint that's gigantic as we add in 2.1 million new customers in five states -- over half of which are right here in Ohio -- and what we end up with is 3.6 million gas customers alone. Now, I would tell you that that is a product marketer's dream -- to have under contract in one form or another, as part of your service territory, or the ability to bill every month --
   3.6 million customers. The opportunities for new products and services are unlimited. This is the real opportunity we believe in the retail side of the business.

   Also looking upstream we move to the wholesale business. I mentioned to you the issue of the pipelines coming into Chicago and you can see the number of pipelines into Chicago -- there are one, two, three, four, five, six major, seven major pipelines moving into the Chicago area and bringing in very cheap gas. Our Crossroads pipeline is the only link right now into Ohio out of the Chicago market, Chicago hub. But Vector is being built which goes through Michigan, across Lake Erie to attach to Millennium which is a new project of Columbia, and you can see the Columbia distribution system and then the extension all the way up the Allegheny pipeline to New England. This is a tremendous opportunity when you consider that this company will own a majority of that pipe east of Chicago. Tremendous wholesale opportunity. There is projected 14,000 megawatts of new generation in that corridor and it will all be gas fired generation served off those pipelines. Even 7,500 of that megawatts of that is built is still a tremendous added load to that pipeline capacity. It's a growing opportunity. It's a new opportunity we believe for shareholder value because the ability to utilize those pipes differently is really what we're looking at and we'll talk more about that.

   The other end of the wholesale operation is the southern end of Columbia Gulf, which is one of the largest aggregation systems in the Gulf today. They have a new SunStar deepwater partnership which will be on stream next year supplying 3.4 billion cubic feet by 2005. This is a tremendous opportunity because this is the largest gas producing area in the world right at this point. You'll notice the Egan storage up there in the blue. That happens to be a NiSource salt dome storage so it ties in very nicely with Columbia's underwater storage -- under water gathering system. So, it's another great opportunity.

   We move to the Ohio Valley the storage that creates the synergies. You'll see everyone of those yellow dots as storage -- 700 Bcf of storage in the market areas. To give you an example of that, the throughput that NiSource alone is about 350 Bcf a year so it's double our normal throughput. It is a tremendous opportunity. We believe that storage will be the opportunity in these new energy markets as we see more gas fired generation coming on line, this is the place to be. To have storage, to have pipeline services and distribution services because it is a tremendous opportunity. There's 9,000 megawatts of peaking capacity in these twenty-two states where the storage tanks are at -- where the storage opportunities are. So, it really provides an incumbent advantage for the company who owns those particular assets and those opportunities.

   The electric strategy that we have been following for years continues. We still are in the best strategic location in the United States because most of the electricity that flows east or west, north or south, has to pass through our service territory. We're building extended gas fired generations through our Primary Energy ventures today. In cogeneration, we think with this storage we're able to really leverage the legacy businesses that we have on the electric side of our business so we're very bullish about the electric opportunities. But we put them all together and we say we have optionality now. This is what we've been talking about all along.
   Why is it important to have storage? Why is it important to have pipelines and all of these issues? Well, we're optimizing assets through this value chain. We can capture the highest value, buy or sell, store or burn, at any given time. That is in real world time. We can move from annually or hourly or real time choices for gas or electric sales, so we can choose to go either way on an hourly, daily or quarterly or annual basis. Because we have that, we have the options available to us. That's the way people are making money in this business today with flexibility and responsiveness. Trying to monetize the volatility that exists in these markets and the price differentials that exist in these markets. This is a way we create shareholder value. We create shareholder value by the assets that we own and the assets that we control in this marketplace. It's a tremendous opportunity, we believe, for the future.

   The second big opportunity given the fact that we put these two companies together, is the opportunity to utilize new technology. New technology is moving very rapidly in our favor. That technology is called "distributed generation." It's coming, it's here and it's available. The microturbines are here today. They're available to the commercial customers and we expect fuel cells to be out in the test fields this year and commercial next year. We think the electric industry is moving closer to the customer. For many reasons that I talked about earlier, customers want this kind of opportunity. This is real customer choice. It provides a level of independence to the customers. If you're a Walgreens store and you have a unit like this running on top of your store, you're never out of power. You can run twenty-four hours a day, seven days a week. That store can be open and you never worry about a storm coming through or anything else happening -- you're open! Every time that store closes down for twenty-four hours because of loss of power, it costs them $200,000.
   It s a tremendous opportunity and as a matter of fact it could be cheaper than the rest. What this technology gives us though is an opportunity to fill our pipes twelve months out of the year. That's the important part. Right now, as a gas company, we flow our peak flows in the winter months as everyone knows. In November through March, 80% of the gas business is done today. In the future with this kind of technology, we'll be selling gas twelve months out of the year. We'll be filling those pipes in the off months without increasing infrastructure because we'll still be heating in the wintertime but at the same time we'll be generating electricity. In the summertime we'll be generating electricity to meet the needs of what we think is new customer market.

   We're pioneering the fuel cell. The fuel cell is a perfect opportunity for homes. We have a joint venture between IGT and our subsidiary, EnergyUSA. It's called Mosaic Energy. It uses natural gas as a feed stock for the chemical process to produce electricity right in the home. The home can be on the grid or it can be not attached to the grid. In other words, it can be a self-sustaining operation. It's environmentally very friendly. It has the opportunity, I believe, to be a true customer choice and we will have this in a home in the Indiana area by September of this year and we'll be moving that to Ohio by the Spring of next year. So the opportunity is there.

   The key that we think here is the key of reliability. We think customers' concerns about reliability of their electric grids, their distribution grids are becoming more acute all the time. If they have the opportunity to have self-generation, they're going to take it. Almost regardless of the price. We know that to be the case in our industrial market where our Primary Energy works, because our customers want reliable energy. A steel mill, for instance, which is one of our primary customers for cogeneration, it costs them a million dollars every time they scrap a line of steel because of a power interruption. As I mentioned, Walgreens, it's $200,000 if they lose that store for twenty-four hours. But think about it from a

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   residential customer.  What's a residential customer concerned about?
   They want their sump pump to work all the time, right? During storms, they want their computer to continue to run, especially if they're working at home. They, you know, believe they're entitled to electricity because the new modern home is becoming more dependent all the time on electricity. They're not buying a commodity called electricity. They're entitled to it. And they are entitled to have it reliable twenty-four hours a day, every minute of the day. The opportunity to have a home generation that is as simple as a fuel cell, is a tremendous opportunity. We believe that the driving force for this new technology will be customer choice and customer choice because they want reliability and if you don't believe that, look what's happening in Chicago based on for instance, the reliability of the distribution grid in the last two years in downtown Chicago. Or, two weeks ago when 150,000 customers on the North Shore of Chicago were out of power for three days. If we had 50,000 fuel cells to go out to sell to those neighborhoods, we would have sold every one of them. Every one of them. Even at five to six thousand dollars a piece. We think that this addresses the issue of reliability addresses where we're going.

   On the combined heat and power, our first test is in Walgreens and we're going to keep gong with this. We think this is a 10% reduction in electric costs. It's a tremendous opportunity. We've formed a joint venture with Capstone turbines to build these. These provide not only the electricity, but the heat and the air conditioning for the units and it really -- once again -- filling the gas lines twelve months out of the year. This unit was started up last May. It hasn't shut off since then. It's been running twenty-four hours a day, seven days a week, producing electricity for their shop.

   Well, let me summarize before I open up to questions. The brick and mortar, the strategy and the structure are in place for a growth company and growth opportunity for shareholder value. We put the plans in place and from the plans we're building the structure. This is a domestic strategy. It is a low risk strategy and yet it has the potential of giving us good returns. It's built on the same approach that NIPSCO has used for the last ten years and that's in creating shareholder value where we've been number one in producing shareholder value up to the last year in the entire industry for ten years. So we think we know what we're doing. We think we know what the approach is.

   The strategy, of course, is to be the premier competitor. Create a new company and be the strongest in the market we serve. The only way I know to be successful in a competitive market is to be the premier provider. Be the dominant provider. If you can't be that, you should get out of it. We believe we're in it now and we're in it in a very big way and the opportunity is tremendous.

   We're building structure as a result of that, in support of that strategy. We produced a team, an internal team, that's composed of

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   both Columbia Energy and NiSource employees and we're going to put together the best structure to service that strategy that we possibly
   can.   Employees, by the time this merger closes will know exactly what their job is, who they report to, and what they have to do to achieve the goals that we've set for it. The mission will focus on reducing costs and delivering value to the bottom line, positioning and building the organization of the future and supporting initial steps in the process of cultural change. These steps will all be done by the time the merger closes. I'm convinced of that. The Integration Team is off and running. Tremendous cooperation between both companies and we think that this early integration will create early value and we expect to even exceed some of the numbers that we talked about on the integration and we've talked about on Wall Street. We think the opportunity is there.

   So, what can we say? We can say that this is the same company, this is the same slide I've used for five years. In talking about where this company is going. It starts with a financial strength and it has building blocks. The building blocks are really employee effectiveness, the quality of our people being customer driven, supporting the customer in every way and understanding that the customer is the one that drives and not the engineering, not the technology. Managing our expenses and our margins and keeping that in the forefront and utilizing technology. Technology wherever possible. Technology that gives us market advantage. Technology that gives us a chance to grow and do things that we couldn't do before. Stacked on top of that is our ability to maximize the utilization of our assets. Our assets can work in concert. If you look at that piece of geography. It's a tremendous opportunity to look at weather and all the other issues that affect the flow of gas. We're focused on strategic investments. As part of this process we're eliminating non-core assets and focusing on the strategy that you see here. It's very clear. It's very real. And last, but not least, we think that we are the leader in environmental stewardship and we think that's important to the future of our company and the culture in which we operate.
   So, it's the same set of objectives. The same set of building blocks applied to a new company and a new opportunity.

   Thank you very much.

                                [Applauding.]

   I'd like at this time to take any questions from shareholders. Please stand and identify yourself and the number of shares that you own. We'd be happy to answer any question that you might have.

   Yes, sir?

   Excuse me, could you give us your name and number of shares?

   Shareholder:   I'm Tom Golf of Monticello, Indiana and I have over, I
                  don't know, over 2,000 shares.

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   Mr. Neale:     Okay.

   Shareholder:   I'm wondering how I get a fuel cell in a residential.

   Mr. Neale:     How you get one?

   Shareholder:   Yes.

   Mr. Neale:     Well, we'd be happy to put you on the list.

   Shareholder:   I'm buying electricity from REMC right now.

   Mr. Neale:     Okay.  We are installing a fuel cell in September in a
                  home in Chesterton, Indiana. You'll have a chance to come up and see it and look at it and I would say that the commercial applications, in other words, when we go out commercial with that, will probably be eight to twelve months later. We certainly, if you raise your hand and there is someone here that would take your name, I'm sure.

   Shareholder:   I appreciate.  I'll go up and see it.  I'm not too far
                  from Chesterton.

   Mr. Neale:     Okay, fine.

   Shareholder:   Thank you.

   Mr. Neale:     Any other questions?  If not, thank you very much for
                  attending. We're delighted to be here in Columbus and we're delighted that we have a new company to talk about.

   Thank you.



















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